Athlon Energy Inc.

420 Throckmorton Street, Suite 1200

Fort Worth, Texas 76102

July 17, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    Anne Nguyen Parker, Branch Chief

Re:                             Athlon Energy Inc.

Registration Statement on Form S-1

Filed June 5, 2013

File No. 333-189109

Dear Ms. Parker:

On July 10, 2013, Athlon Energy Inc. (the “Company”) submitted to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) certain pages of an anticipated amendment (the “Amendment “) to the Company’s Registration Statement on Form S-1, File No. 333-189109 (the “Registration Statement”) containing the currently expected offering terms of the Company’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the maximum number of shares of common stock to be offered and the total number of shares of common stock to be outstanding after the Offering, but excluding information that the Company is entitled to omit under Rule 430A.  As a supplement to the submission on July 10, 2013, and to provide the Staff with further clarity regarding the expected terms of the Offering, the Company submitted to the Staff certain revised pages of the Amendment on July 15, 2013.  As a supplement to the submission on July 15, 2013, and to provide the Staff with further clarity concerning the Company’s policy regarding the classification of cash flows related to commodity derivative contracts, the Company hereby submits as Exhibit A hereto for the Staff’s review certain revised pages of the Amendment.  The Company expects to include these revised pages in an amendment to the Registration Statement, which the Company plans to file through EDGAR prior to launching the Offering.

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Please do not hesitate to contact me by telephone at (817) 984-8201 or by fax at (817) 984-8217 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert C. Reeves
Robert C. Reeves
Chief Executive Officer

Cc:                             Caroline Kim, Securities and Exchange Commission

William B. D. Butler, Athlon Energy Inc.
Sean T. Wheeler, Latham & Watkins LLP

Divakar Gupta, Latham & Watkins LLP
Gerald M. Spedale, Baker Botts L.L.P.
Jason Rocha, Baker Botts L.L.P.

Exhibit A